Imaging3 Inc.

3022 N Hollywood Way

Burbank, CA 91505

Dane Medley

President, Principal Executive Officer

Attention:

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Martin James

Senior Assistant Chief Accountant Office of Electronics and Machinery

Dear Mr. James

In response to your questions as outlined by the letter you submitted to us on 03/02/2017 we have updated are responses within the outline you provided. The following correspondence is in numerical order in which the questions were asked and subject to the documents headers you provided as shown.

Form 10-K for the Fiscal Year Ended

December 31, 2015 Item 1. Business

Patent, page 5

1.	We note your response to prior comment 2. Based on a search of assignments on your patent available at uspto.gov, it appears that there are two statutory liens filed on your patent that may be active. Please revise your disclosure in applicable future filings, or advise.

The statutory lien which Toms River had against the patent is no longer valid for three reasons; 1. the judgment upon which that lien was based has been satisfied in full and a Notice of Satisfaction of Judgment was filed on June 10, 2008; 2.even if such judgment had not been fully satisfied, the lien was an “ORAP lien” which was of only one year duration pursuant to California C.C.P. section 708.110(d) and therefore expired on June 5, 2007; and 3. Even if said judgment had not been fully satisfied and not previously expired, it would have expired on January 23, 2016 per California C.C.P. section 682.020 (money judgment lien expires 10 years after entry of judgment).

Five secured debt holders hold a UCC lien of approximately $1,400,000 on the Company’s patent in connection with the restructuring of the Company’s debt which was completed on January 5, 2017. This lien will remain in place until these debt holders are repaid in full or convert their debt to equity pursuant to the terms of the debt restructuring.

The Company will amend its recent forms 10-K and 10-Q to include this disclosure and will make such disclosure in future filings, if relevant and material.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 11. Commitments and Contingencies

Litigation, page 36

2.	We note that your proposed disclosures in response to comments 5 and 6 appear to be sections of legal documents that are highly technical, very detailed, and not in plain English. Please note that the comments asked you to summarize the relevant and pertinent information related to these actions for your investors. Please further revise the section to provide the requested information in a manner that is clear, concise, and easily understood.

Company response: The commented upon disclosure will be modified to read as follows:

In May of 2012, John M. Vuksich (“Vuksich”) a Company shareholder filed a shareholder derivative lawsuit in the Los Angeles Superior Court (the “Vuksich Litigation”). The Vuksich Litigation challenged certain actions taken by the Company prior to the filing of the Company’s bankruptcy case on September 13, 2012.. The Vucksich Litigation sought to alter the Company’s capital structure and the management of the Company. The Vucksich Litigation was stayed as a result of the bankruptcy case. Thereafter Vuksich filed several proceedings in the bankruptcy case including a motion to dismiss the bankruptcy case and a motion to have the bankruptcy court abandon the Vucksich Litigation. The bankruptcy court denied these and other requests of Vuksich and confirmed the Company’s plan of reorganization over the objection of Vuksich. Vucksich appealed several orders of the bankruptcy court to the U.S. District Court for the Central District of California, which affirmed all material aspects of the bankruptcy court orders (other than one issue related to an amendment of the plan of reorganization). Vuksich then appealed the District Court’s ruling to the United States Court Appeals for the Ninth Circuit which affirmed the District Court. On April 28, 2016, Vuksich filed a petition for a writ of certiorari with the United States Supreme Court (“Supreme Court”), requesting review of the Ninth Circuit’s ruling. On October 3, 2016 the Supreme Court denied Vuksich petition for writ of certiorari. Vuksich then filed a petition for rehearing of the order denying Vuksich’s petition for writ of certiorari on October 25, 2016. The Supreme Court denied Vuksich’s petition for rehearing on November 28, 2016.

3. In addition, to the extent our comments on the annual financial statements are applicable to your quarterly periods please make the corresponding changes in your future Forms 10-Q, including the planned amendments.

Company response: The Company hereby undertakes to include such disclosures in its future 10- Q filings where appropriate.

DaneMedley

President and Principal Executive Officer